Director's shareholding

Michael Page International plc (the 'Company') announces that on 27 March 2006, Charles-Henri Dumon, an Executive Director of the Company, (i) exercised options under the Michael Page Executive Share Option Scheme ('ESOS') to acquire the number of Ordinary Shares of 1p each ('Shares')in the Company at the price per Share detailed below and (ii) sold the number of Shares at the price per Share detailed below.

Number of options exercised	Exercise price	Number of shares sold	% of Issued Share Capital	Sale price
725,851	£1.75p	725,851	0.22%	£3.2883p
300,000	£1.86p	300,000	0.09%	£3.2883p

In additional, Charles-Henri Dumon sold a further 11,172 shares at £3.2731p representing 0.003% of the issued share capital of the Company.

Following these transactions, Mr Dumon's total holding in the Company is shown below.

Shares / options	Number held and % of issued share capital
Shares	1,332,997 (0.40%)
ESOS Options	699,149
Incentive Share Plan Options	273,892
Annual Bonus Plan Options	181,547

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Michael Page International plc
Stephen Puckett, Group Finance Director 01932 264144

[82-5162]

Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:47 10-Mar-06
Number	6645Z

Michael Page
INTERNATIONAL

RNS Number:6645Z
Michael Page International PLC
10 March 2006

Headline: Purchase of own shares

The Company purchased for cancellation on 10th March 2006 150,000 ordinary shares at a price of 318.00 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 335,328,015 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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